UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 29, 2016

________________

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Financial report for the period 1 January 2016 to 31 March 2016

29 April 2016

Novo Nordisk increased adjusted operating profit by 10% in local currencies in the first quarter of 2016

Sales increased by 9% in local currencies

Sales increased by 9% in local currencies and by 8% in Danish kroner to DKK 27.2 billion.

•	Sales of Victoza® increased by 15% (16% in Danish kroner).
•	Sales of Levemir® increased by 9% (8% in Danish kroner).
•	Sales of Tresiba® increased by 117% (113% in Danish kroner).
•	Sales in USA increased by 12% (14% in Danish kroner).
•	Sales in International Operations increased by 15% (3% in Danish kroner).

Operating profit decreased by 10% reported in local currencies and by 11% in Danish kroner to DKK 12.3 billion.

Adjusted for the non-recurring income related to the partial divestment of NNIT and the income related to out-licensing of assets for inflammatory disorders, both in 2015, operating profit in local currencies increased by 10%.

Net profit decreased by 4% to DKK 9.5 billion. Diluted earnings per share decreased by 2% to DKK 3.71. Adjusted for the partial divestment of NNIT, net profit and diluted earnings per share increased by 20% and 23% respectively.

In February, Novo Nordisk announced the successful completion of the SWITCH 1 trial demonstrating the ability of Tresiba® to lower the rate of hypoglycaemia compared to insulin glargine U100 in people with type 1 diabetes.

In March, Novo Nordisk announced that Victoza® in the LEADER trial, comprising more than 9,300 people with an average treatment of approximately four years, significantly reduced the risk of major adverse cardiovascular events.

On 28 April, Novo Nordisk announced that semaglutide, a once-weekly GLP-1 analogue, significantly reduced the risk of major adverse cardiovascular events in the SUSTAIN 6 trial. Following the successful completion of the SUSTAIN programme, Novo Nordisk intends to file for regulatory review in the US and EU in the fourth quarter of 2016.

For 2016, sales growth is still expected to be 5–9% measured in local currencies. Growth in adjusted operating profit is also still expected to be 5–9% measured in local currencies.

Lars Rebien Sørensen, president and CEO: “We are pleased with the results during the first quarter of 2016 where Victoza® and Tresiba® both delivered significant growth. Furthermore, we are very encouraged by the successful outcomes of the SWITCH, LEADER and SUSTAIN trials, which further strengthen the clinical profiles of Tresiba®, Victoza® and semaglutide.”

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR no: 24 25 67 90
Company announcement No 34 / 2016

Financial report for the period 1 January 2016 to 31 March 2016	Page 2 of 30

ABOUT NOVO NORDISK

Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat other serious chronic conditions: haemophilia, growth disorders and obesity. Headquartered in Denmark, Novo Nordisk employs approximately 41,600 people in 75 countries, and markets its products in more than 180 countries. Novo Nordisk’s B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com

CONFERENCE CALL DETAILS

On 29 April 2016 at 13.00 CEST, corresponding to 7.00 am EDT, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors’. Presentation material for the conference call will be available approximately one hour before on the same page.

WEBCAST DETAILS

On 3 May 2016 at 14.15 CEST, corresponding to 8.15 am EDT, management will give a presentation to institutional investors and sell-side analysts in London. A webcast of the presentation can be followed via a link on novonordisk.com, which can be found under ‘Investors’. Presentation material for the webcast will be made available on the same page.

FINANCIAL CALENDAR

5 August 2016	Financial Statement for first six months of 2016
28 October 2016	Financial Statement for first nine months of 2016
2 February 2017	Financial Statement for 2016

CONTACTS FOR FURTHER INFORMATION

Media:
Katrine Sperling	+45 3079 6718	krsp@novonordisk.com
Ken Inchausti (US)	+1 267 809 7552	kiau@novonordisk.com
Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Daniel Bohsen	+45 3079 6376	dabo@novonordisk.com
Melanie Raouzeos	+45 3075 3479	mrz@novonordisk.com
Kasper Veje (US)	+1 609 235 8567	kpvj@novonordisk.com

Further information about Novo Nordisk is available on novonordisk.com.

Company announcement No 34 / 2016

Financial report for the period 1 January 2016 to 31 March 2016	Page 3 of 30

LIST OF CONTENTS
FINANCIAL PERFORMANCE	4
Consolidated financial statement for the first quarter of 2016	4
Sales development	5
Diabetes and obesity care, sales development	6
Biopharmaceuticals, sales development	9
Development in costs and operating profit	10
Financial items (net)	11
Capital expenditure and free cash flow	11
OUTLOOK	12
RESEARCH & DEVELOPMENT UPDATE	13
Diabetes	13
Growth disorders	17
SUSTAINABILITY UPDATE	17
EQUITY	18
LEGAL MATTERS	19
MANAGEMENT STATEMENT	22
FINANCIAL INFORMATION	23
Appendix 1: Quarterly numbers in DKK	23
Appendix 2: Income statement and statement of comprehensive income	24
Appendix 3: Balance sheet	25
Appendix 4: Statement of cash flows	26
Appendix 5: Statement of changes in equity	27
Appendix 6: Regional sales split	28
Appendix 7: Key currency assumptions	29
Appendix 8: Quarterly numbers in USD (additional information)	30

Financial	Outlook	R&D	Sustainability	Equity	Legal	Financial
Performance						Information

Company announcement No 34 / 2016

Financial report for the period 1 January 2016 to 31 March 2016	Page 4 of 30

FINANCIAL PERFORMANCE

CONSOLIDATED FINANCIAL STATEMENT FOR THE FIRST QUARTER OF 2016

These unaudited consolidated financial statements for the first quarter of 2016 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and on the basis of the same accounting policies as were applied in the Annual Report 2015 of Novo Nordisk. Furthermore, the financial report including the consolidated financial statements for the first quarter of 2016 and Management’s review have been prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies. Novo Nordisk has adopted all new, amended or revised accounting standards and interpretations (‘IFRSs’) as published by the IASB, and also those that are endorsed by the EU effective for the accounting period beginning on 1 January 2016. These IFRSs have not had a significant impact on the consolidated financial statements for the first quarter of 2016.

Amounts in DKK million, except number of shares, earnings per share and full-time equivalent employees.

PROFIT AND LOSS DKK million	Q1 2016	Q1 2015	% change Q1 2015 to Q1 2016
Net sales	27,212	25,200	8%
Gross profit	22,978	21,326	8%
Gross margin	84.4%	84.6%

Sales and distribution costs	6,741	6.147	10%
Percent of sales	24.8%	24.4%

Research and development costs	3,304	3,250	2%
Percent of sales	12.1%	12.9%

Administrative costs	908	854	6%
Percent of sales	3.3%	3.4%

Other operating income, net	284	2,782	N/A
Non-recurring income from the initial public offering of NNIT A/S	-	2,376	N/A
Operating profit	12,309	13,857	(11%)
Operating margin	45.2%	55.0%

Financial items (net)	(356)	(1,372)	(74%)
Profit before income taxes	11,953	12,485	(4%)

Income taxes	2,498	2,609	(4%)
Effective tax rate	20.9%	20.9%

Net profit	9,455	9,876	(4%)
Net profit margin	34.7%	39.2%

OTHER KEY NUMBERS

Depreciation, amortisation and impairment losses	624	663	(6%)
Capital expenditure (tangible assets)	1,091	764	43%

Net cash generated from operating activities	7,475	4,106	82%
Free cash flow	6,359	5,643	13%

Total assets	82,368	77,457	6%
Equity	37,284	32,108	16%
Equity ratio	45.3%	41.5%

Average number of diluted shares outstanding (million)	2,5501	2,6042	(2%)
Diluted earnings per share / ADR (in DKK)	371	379	(2%)
Diluted earnings per share / ADR adjusted for non-recurring income from NNIT IPO (in DKK)	371	302	23%

Full-time equivalent employees end of period	41,571	39,062	6%

Financial	Outlook	R&D	Sustainability	Equity	Legal	Financial
Performance						Information

Company announcement No 34 / 2016

Financial report for the period 1 January 2016 to 31 March 2016	Page 5 of 30

SALES DEVELOPMENT

Sales increased by 9% measured in local currencies and by 8% in Danish kroner. Sales growth was realised within both diabetes care and biopharmaceuticals, with the majority of growth originating from Victoza®, Norditropin®, Levemir® and Tresiba®. Sales growth was positively impacted by approximately 1.5 percentage points due to non-recurring adjustments to rebates in the Medicaid patient segment in the US primarily related to Norditropin® and partly offset by the diabetes portfolio.

Sales split per therapy The diabetes and obesity care segment	Sales Q1 2016 DKK million	Growth as reported	Growth in local currencies	Share of growth in local currencies
New-generation insulin 1)	626	131%	136%	17%
- Tresiba ®	545	113%	117%	14%
Modern insulin	11,715	2%	3%	15%
- NovoRapid ®	4,628	(1%)	(1%)	(2%)
- NovoMix ®	2,698	(2%)	1%	1%
- Levemir ®	4,389	8%	9%	16%
Human insulin	2,725	(6%)	(3%)	(4%)
Victoza®	4,591	16%	15%	27%
Other diabetes and obesity care 2)	1,374	15%	16%	9%
- Saxenda ®	243	-	-	11%
Diabetes and obesity care total	21,031	6%	7%	64%
The biopharmaceuticals segment
Haemophilia 3)	2,836	4%	4%	4%
- NovoSeven ®	2,619	(1%)	(1%)	(1%)
Norditropin®	2,407	32%	32%	27%
Other biopharmaceuticals 4)	938	15%	15%	5%
Biopharmaceuticals total	6,181	15%	15%	36%
Total sales	27,212	8%	9%	100%

1) Comprises Tresiba®, Ryzodeg® and Xultophy®.

2) Primarily NovoNorm®, needles and Saxenda®.

3) Comprises NovoSeven®, NovoEight® and NovoThirteen®.

4) Primarily Vagifem® and Activelle®.

All regions contributed to sales growth; however, USA was the main contributor with 64% share of growth measured in local currencies, followed by International Operations and the new sales region Pacific contributing 23% and 6%, respectively. Sales growth in the US was positively impacted by approximately 3 percentage points due to non- recurring adjustments to rebates in the Medicaid patient segment. Sales growth in International Operations of 15% measured in local currencies was positively impacted

Financial	Outlook	R&D	Sustainability	Equity	Legal	Financial
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Company announcement No 34 / 2016

Financial report for the period 1 January 2016 to 31 March 2016	Page 6 of 30

by approximately 3 percentage points due to the significant inflationary effects in Argentina and Venezuela.

Sales split per region	Sales Q1 2016 DKK million	Growth as reported	Growth in local currencies	Share of growth in local currencies
USA	13,730	14%	12%	64%
Europe	5,016	1%	1%	3%
International Operations	3,516	3%	15%	23%
Region China	2,875	1%	3%	4%
Pacific*	2,075	7%	7%	6%
Total sales	27,212	8%	9%	100%

* Pacific includes Japan, Korea, Oceania and Canada

Please refer to appendix 6 for further details on sales in the first quarter of 2016.

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from February 2016 and February 2015 provided by the independent data provider IMS Health.

DIABETES AND OBESITY CARE, SALES DEVELOPMENT

Sales of diabetes and obesity care products increased by 7% measured in local currencies and by 6% in Danish kroner to DKK 21,031 million. Novo Nordisk is the world leader in diabetes care with a global value market share of 27%.

Insulin

Sales of insulin increased by 4% measured in local currencies and by 3% in Danish kroner to DKK 15,066 million. Measured in local currencies, sales growth was driven by International Operations and USA. Novo Nordisk is the global leader with 46% of the total insulin market and 45% of the market for modern insulin and new-generation insulin, both measured in volume.

Sales of new-generation insulin (Tresiba®, Ryzodeg® and Xultophy®) reached DKK 626 million compared with DKK 271 million in 2015.

Sales of Tresiba® reached DKK 545 million compared with DKK 256 million in 2015 and the roll-out of Tresiba® (insulin degludec), the once-daily new-generation insulin, continues and the product has now been launched in 43 countries. In the US, where Tresiba® was broadly launched in January 2016, early feedback from patients and prescribers is encouraging and the product has achieved wide formulary coverage. In Japan, where Tresiba® was launched in March 2013 with the same level of reimbursement as insulin glargine U100, its share of the basal insulin market has grown steadily, and Tresiba® has now captured 34% of the basal insulin market measured in

Financial	Outlook	R&D	Sustainability	Equity	Legal	Financial
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Company announcement No 34 / 2016

Financial report for the period 1 January 2016 to 31 March 2016	Page 7 of 30

monthly value market share. Similarly, Tresiba® has shown solid penetration in other markets with reimbursement at a similar level to insulin glargine U100, whereas penetration remains modest in markets with restricted market access.

Ryzodeg®, a soluble formulation of insulin degludec and insulin aspart, was recently launched in Russia following launches in Japan, Mexico, Bangladesh and India, and early feedback from patients and prescribers is encouraging.

Xultophy® (IDegLira), a once-daily single-injection combination of insulin degludec (Tresiba®) and liraglutide (Victoza®), has now been marketed in five countries, and launch activities are progressing as planned.

Sales of modern insulin increased by 3% in local currencies and by 2% in Danish kroner to DKK 11,715 million. International Operations accounted for 61% of the growth, followed by Region China and USA. Sales of modern insulin and new-generation insulin now constitute 82% of Novo Nordisk’s sales of insulin measured in value.

INSULIN MARKET SHARES (volume, MAT)	Novo Nordisk’s share of total insulin market		Novo Nordisk’s share of the modern insulin and new-generation insulin market
	February 2016	February 2015	February 2016	February 2015
Global	46%	46%	45%	45%
USA	38%	37%	38%	37%
Europe	46%	47%	46%	47%
International Operations*	54%	54%	51%	52%
China**	55%	57%	61%	63%
Japan	52%	52%	50%	50%

Source: IMS, February 2016 data. * Data for 13 selected markets representing approximately 70% of Novo Nordisk’s diabetes sales in the region. ** Data for mainland China, excluding Hong Kong and Taiwan.

USA

Sales of insulin in USA increased by 3% in local currencies and by 5% in Danish kroner. Sales growth is driven by the introduction of Tresiba® as well as Levemir® benefitting from the underlying volume growth of the insulin market. This is partly offset by non- recurring rebate adjustments in the Medicaid patient segment, a contracting premix insulin segment and a NovoLog® contract loss. 49% of Novo Nordisk’s modern insulin volume in the US is used in the prefilled devices FlexPen® and FlexTouch®.

Europe

Sales of insulin in Europe remained unchanged in local currencies and decreased by 1% in Danish kroner. Sales are driven by the penetration of Tresiba® as well as a positive contribution from Xultophy®, offset by a contracting premix insulin segment and the ceased distribution of Tresiba® in Germany. The device penetration in Europe is high, and 96% of Novo Nordisk’s insulin volume is being used in devices, primarily NovoPen® and FlexPen®.

Financial	Outlook	R&D	Sustainability	Equity	Legal	Financial
Performance						Information

Company announcement No 34 / 2016

Financial report for the period 1 January 2016 to 31 March 2016	Page 8 of 30

International Operations

Sales of insulin in International Operations increased by 16% in local currencies and by 2% in Danish kroner. The growth in local currencies is driven by growth in all three insulin categories; human insulin, the modern insulins as well as the new-generation insulin products Tresiba®, Ryzodeg® and Xultophy®. Currently, 61% of Novo Nordisk’s insulin volume in the major private markets is used in devices.

Region China

Sales of insulin in Region China increased by 4% in local currencies and by 1% in Danish kroner. The modest sales growth is driven by the continued market penetration of the three modern insulins and growth of the overall diabetes care market, offset by declining human insulin sales due to intensified local competition and market segment dynamics. Currently, 90% of Novo Nordisk’s insulin volume in China is used in devices, primarily the durable device NovoPen®.

Pacific

Sales of insulin in Pacific comprising Japan, Korea, Canada and Oceania remained unchanged measured in both local currencies and in Danish kroner. The sales development reflects the declining Japanese insulin volume market and lower human insulin sales in the region which are being partly offset by the continued strong uptake of Tresiba® in Japan. The device penetration in Japan is high with 95% of Novo Nordisk’s insulin volume being used in devices.

Victoza® (GLP-1 therapy for type 2 diabetes)

Victoza® sales increased by 15% in local currencies and by 16% in Danish kroner to DKK 4,591 million. Sales growth is driven by USA and International Operations. The GLP-1 segment’s value share of the total diabetes care market has increased to 8.3% compared with 7.2% in 2015. Victoza® is the market leader in the GLP-1 segment with a 64% value market share.

GLP-1 MARKET SHARES (value, MAT)	GLP-1 share of total diabetes care market		Victoza® share of GLP-1 market
	February 2016	February 2015	February 2016	February 2015
Global	8.3%	7.2%	64%	71%
USA	9.7%	8.5%	62%	68%
Europe	9.0%	8.2%	72%	78%
International Operations*	2.4%	2.3%	84%	90%
China**	0.8%	0.7%	53%	56%
Japan	4.0%	2.2%	69%	61%

Source: IMS, February 2016 data. * Data for 13 selected markets representing approximately 70% of Novo Nordisk’s diabetes sales in the region. ** Data for mainland China, excluding Hong Kong and Taiwan.

USA

Sales of Victoza® in USA increased by 16% in local currencies and by 19% in Danish kroner. Sales growth is driven by an underlying prescription volume growth of the GLP- 1 class of more than 25% in the US. The growth of the GLP-1 market continues to be driven by Victoza® and more recently introduced competing products. The value share of the GLP-1 class of the total US diabetes care market has increased to 9.7%. Despite

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Company announcement No 34 / 2016

Financial report for the period 1 January 2016 to 31 March 2016	Page 9 of 30

intensified competition, Victoza® is still the market leader with a 62% value market share.

Europe

Sales in Europe increased by 4% in local currencies and by 3% in Danish kroner. Sales growth is primarily driven by Spain and Italy. In Europe, the share of the GLP-1 class of the total diabetes care market in value has increased to 9.0%. Victoza® is the GLP-1 market leader with a value market share of 72%.

International Operations

Sales in International Operations increased by 29% in local currencies and by 16% in Danish kroner. Sales growth is primarily driven by a number of countries in the Middle East and Latin America. The value share of the GLP-1 class of the total diabetes care market declined slightly to 2.2%. Victoza® is the GLP-1 market leader across International Operations with a value market share of 79%.

Region China

Sales in Region China increased by 14% in local currencies and by 12% in Danish kroner. In China, the GLP-1 class, which represents a modest 0.8% of the total diabetes care market in value, is generally not reimbursed. Victoza® holds a GLP-1 value market share of 53%.

Pacific

Sales in Pacific increased by 26% in local currencies and by 25% in Danish kroner. The sales growth reflects the continued expansion of the GLP-1 market in Japan as well as a positive market development in Canada. In Japan, the GLP-1 class represents 4.0% of the total diabetes care market value compared with 2.2% in 2015. Victoza® remains the leader in the class with a value market share of 69%.

Other diabetes and obesity care

Sales of other diabetes and obesity care, which predominantly consists of oral antidiabetic products, needles and Saxenda®, increased by 16% in local currencies and by 15% in Danish kroner to DKK 1,374 million. Saxenda®, liraglutide 3 mg for weight management, was launched in May 2015 and sales were DKK 243 million in the first quarter of 2016. In the US, launch activities are progressing as planned and feedback from patients and prescribers is encouraging. Saxenda® has now been launched in six countries.

BIOPHARMACEUTICALS, SALES DEVELOPMENT

Sales of biopharmaceutical products increased by 15% measured in both local currencies and Danish kroner to DKK 6,181 million. Sales growth is primarily driven by USA, International Operations and Europe.

Haemophilia

Sales of haemophilia products increased by 4% measured in both local currencies and Danish kroner to DKK 2,836 million. The growth in local currencies is primarily driven by the roll-out of NovoEight® in Europe and the US as well as by NovoSeven® in

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Company announcement No 34 / 2016

Financial report for the period 1 January 2016 to 31 March 2016	Page 10 of 30

International Operations, however being partly offset by lower NovoSeven® sales in the US.

Norditropin® (growth hormone therapy)

Sales of Norditropin® increased by 32% measured in both local currencies and Danish kroner to DKK 2,407 million. The sales growth is primarily derived from USA reflecting a significant positive non-recurring adjustment to rebates in the Medicaid patient segment relating to the period 2010-2015. This positive impact has been partly offset by lower volumes. Novo Nordisk is the leading company in the global growth hormone market with a 32% market share measured in volume.

Other biopharmaceuticals

Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy-related (HRT) products, increased by 15% measured in both local currencies and Danish kroner to DKK 938 million. Sales growth is driven by a positive impact from pricing of Vagifem® in the US.

DEVELOPMENT IN COSTS AND OPERATING PROFIT

The cost of goods sold increased by 9% to DKK 4,234 million, resulting in a gross margin of 84.4% compared with 84.6% in 2015. This reflects a negative currency impact of 0.2 percentage point. The underlying gross margin remains unchanged driven by a positive impact from product mix and net prices, from higher Victoza® sales and non-recurrent Medicaid rebate adjustments, countered by ramp-up costs for new manufacturing capacity.

Sales and distribution costs increased by 11% in local currencies and by 10% in Danish kroner to DKK 6,741 million. The increase in costs is driven by the US including launch costs related to Tresiba® as well as the continued roll-out of Saxenda® and NovoEight®, and by sales force investments in selected countries in International Operations.

Research and development costs increased by 2% in both local currencies and Danish kroner to DKK 3,304 million. The increase in costs reflects higher research costs for diabetes and obesity projects partly offset by lower development costs due to the wind- down of the cardiovascular outcomes trial DEVOTE for insulin degludec, the phase 3a programme SUSTAIN for the once-weekly GLP-1 analogue semaglutide as well as the SWITCH and LEADER phase 3b development programmes. In the first quarter of 2016 the oral semaglutide phase 3a programme PIONEER was initiated partly offsetting the decline in development costs.

Administration costs increased by 9% in local currencies and by 6% in Danish kroner to DKK 908 million. The higher administrative costs are driven by higher costs across the regions, mainly related to higher employee-related costs in International Operations to support the growing organisation, as well as higher litigation costs in the US.

Other operating income (net) was DKK 284 million compared with DKK 2,782 million in 2015. The decline is a result of the non-recurring income from the partial divestment of

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Company announcement No 34 / 2016

Financial report for the period 1 January 2016 to 31 March 2016	Page 11 of 30

NNIT, an IT service and consultancy company, in connection with the Initial Public Offering on Nasdaq Copenhagen under the symbol ‘NNIT’ (ISIN DK0060580512) as well as non-recurring income related to the out-licensing of assets for inflammatory disorders, both in 2015.

Operating profit decreased by 10% in local currencies and by 11% in Danish kroner to DKK 12,309 million. Adjusted for the income related to the partial divestment of NNIT and the income related to the out-licensing of assets for inflammatory disorders, both in 2015, the growth in operating profit was 10% in local currencies.

FINANCIAL ITEMS (NET)

Financial items (net) showed a net loss of DKK 356 million compared with a net loss of DKK 1,372 million in 2015.

In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for the group have been hedged, primarily through foreign exchange forward contracts. The foreign exchange result was a loss of DKK 333 million compared with a loss of DKK 1,385 million in 2015. This development reflects loss on foreign exchange hedging involving especially the US dollar due to its appreciation versus the Danish krone compared with the prevailing exchange rates in 2015, as well as loss on non-hedged currencies.

CAPITAL EXPENDITURE AND FREE CASH FLOW

Net capital expenditure for property, plant and equipment was DKK 1.1 billion compared with DKK 0.8 billion in 2015. Net capital expenditure was primarily related to investments in a new production facility for a range of diabetes active pharmaceutical ingredients, a new diabetes care filling capacity, expansion of the manufacturing capacity for biopharmaceutical products and the construction of new research facilities.

Free cash flow was DKK 6.4 billion compared with DKK 5.6 billion in 2015. The increase of 13% compared with 2015 primarily reflects the increased cash flow from operating activities and a lower level of tax prepayments in 2016, which more than offset the impact from the non-recurring proceeds from the partial divestment of NNIT in 2015.

Financial	Outlook	R&D	Sustainability	Equity	Legal	Financial
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Company announcement No 34 / 2016

Financial report for the period 1 January 2016 to 31 March 2016	Page 12 of 30

OUTLOOK

OUTLOOK 2016

The current expectations for 2016 are summarised in the table below:

Expectations are as reported, if not otherwise stated	Expectations 29 April 2016	Previous expectations 3 February 2016
Sales growth
in local currencies	5-9%	5-9%
as reported	Around 3 percentage points lower	Around 1 percentage point lower
Operating profit growth*
in local currencies	5-9%	5-9%
as reported	Around 4 percentage points lower	Around 1 percentage point lower
Financial items (net)	Loss of around DKK 200 million	Loss of around DKK 1.3 billion
Effective tax rate	20-22%	20-22%
Capital expenditure	Around DKK 7.0 billion	Around DKK 7.0 billion
Depreciation, amortisation and impairment losses	Around DKK 3.0 billion	Around DKK 3.0 billion
Free cash flow	DKK 35-38 billion	DKK 36-39 billion

* Adjusted DKK 2,376 million for the partial divestment of NNIT and DKK 449 million for the income related to the out-licensing of assets for inflammatory disorders, both in 2015.

Sales growth for 2016 is still expected to be 5–9% measured in local currencies. This reflects expectations for continued robust performance for the portfolio of modern insulin, Victoza® and Tresiba® as well as a contribution from Saxenda® and Xultophy®. These sales drivers are expected to be partly countered by an impact from a contract loss in the US, healthcare reforms, the loss of exclusivity for products within hormone replacement therapy, intensifying competition within diabetes and biopharmaceuticals as well as macroeconomic conditions in China and a number of markets in International Operations. Given the current level of exchange rates versus the Danish krone, growth reported in DKK is now expected to be around 3 percentage points lower than the local currency level.

For 2016, operating profit growth is still expected to be 5–9% measured in local currencies, adjusted by DKK 2,376 million for the partial divestment of NNIT and by DKK 449 million for the income related to the out-licensing of assets for inflammatory disorders, both in 2015. The expectations for operating profit growth reflect growth in selling and distribution costs to support continued launch activities as well as in research and development costs to support the progress of Novo Nordisk’s pipeline. Given the current level of exchange rates versus the Danish krone, growth reported in DKK is now expected to be around 4 percentage points lower than the local currency level.

For 2016, Novo Nordisk now expects financial items (net) to a loss of around DKK 200 million. The current expectation reflects gains associated with foreign exchange hedging contracts, mainly related to the recent depreciation of the US dollar versus the Danish krone compared to the prevailing exchange rates during 2015. This is partly offset by losses associated with foreign exchange contracts, primarily related to the appreciation of the Japanese yen compared to the prevailing exchange rates in 2015.

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Company announcement No 34 / 2016

Financial report for the period 1 January 2016 to 31 March 2016	Page 13 of 30

The effective tax rate for 2016 is still expected to be in the range of 20–22%.

Capital expenditure is still expected to be around DKK 7.0 billion in 2016, primarily related to investments in an expansion of the manufacturing capacity for biopharmaceutical products, additional capacity for active pharmaceutical ingredient production within diabetes care, an expansion of the diabetes care filling capacity and construction of new research facilities. Depreciation, amortisation and impairment losses are still expected to be around DKK 3.0 billion. Free cash flow is now expected to be DKK 35–38 billion, which primarily reflects changes in working capital requirements and a negative currency impact.

All of the above expectations are based on the assumptions that the global economic environment will not significantly change business conditions for Novo Nordisk during 2016, and that currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone. Please refer to appendix 7 for key currency assumptions.

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Annual impact on Novo Nordisk’s operating profit of a 5% movement in currency	Hedging period (months)
USD	DKK 2,000 million	12
CNY	DKK 300 million	11*
JPY	DKK 160 million	11
GBP	DKK 85 million	12
CAD	DKK 70 million	11

* USD and Chinese Yuan traded offshore (CNH) used as proxy when hedging Novo Nordisk’s CNY currency exposure

The financial impact from foreign exchange hedging is included in ‘Financial items (net)’.

RESEARCH & DEVELOPMENT UPDATE

DIABETES

Victoza® (NN2211) significantly reduces the risk of major adverse cardiovascular events in the LEADER trial

In March 2016, Novo Nordisk announced the top-line results from the LEADER trial, which investigated the cardiovascular safety of Victoza® (liraglutide) over a period of up to 5 years in more than 9,300 adults with type 2 diabetes at high risk of major adverse cardiovascular events. The trial compared the addition of either Victoza® or placebo to standard of care and met the primary endpoint of showing non-inferiority as well as demonstrating superiority, with a statistically significant reduction in cardiovascular risk.

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Company announcement No 34 / 2016

Financial report for the period 1 January 2016 to 31 March 2016	Page 14 of 30

The primary endpoint of the study was defined as the composite outcome of the first occurrence of cardiovascular death, non-fatal myocardial infarction or non-fatal stroke. The superior reduction of major adverse cardiovascular events demonstrated by Victoza® was derived from all three components of the endpoint. The safety profile of Victoza® in LEADER was consistent with previous liraglutide clinical studies.

Tresiba® (NN1250) demonstrates significantly lower rate of hypoglycaemia than insulin glargine U100 in a blinded phase 3b trial in people with type 1 diabetes

In February 2016, Novo Nordisk announced the headline results from SWITCH 1, the second 64-weeks randomised, double-blind, cross-over, treat-to-target trial, comparing the safety and efficacy of Tresiba® (insulin degludec) and Lantus® (insulin glargine U100). The overall purpose of the trial was to compare the hypoglycaemia occurrence in people with type 1 diabetes treated with Tresiba® or insulin glargine.

In the trial, 501 people with type 1 diabetes were randomised to cross-over treatment with Tresiba® and insulin glargine U100 in combination with insulin aspart. The timing of the daily injections of both Tresiba® and insulin glargine was randomised equally to take place either in the morning or evening. The primary endpoint of the trial was the number of treatment-emergent severe or blood glucose confirmed symptomatic hypoglycaemia episodes during the maintenance periods (ie after 16 weeks of treatment).

From a mean baseline of 7.6%, the trial showed non-inferiority in HbA1c reduction for Tresiba® compared to insulin glargine, thus fulfilling the requirements for objectively comparing hypoglycaemia rates between the two treatments. Likewise, the end-of- treatment insulin doses were similar in the two treatment periods.

The trial met the primary endpoint by demonstrating significantly lower rate of severe or blood glucose confirmed symptomatic hypoglycemia of Tresiba® compared to insulin glargine. The observed rate was 2,201 events per 100 patient years exposed to Tresiba® and 2,463 events per 100 patient years exposed to insulin glargine during the maintenance period, corresponding to a statistically significant reduction of 11%.

Similarly, a significantly lower rate was demonstrated for the rate of severe or blood glucose confirmed symptomatic nocturnal hypoglycaemia in the maintenance period. The observed rate of severe or blood glucose confirmed symptomatic nocturnal hypoglycaemia was 277 events per 100 patient years exposed to Tresiba® and 429 events per 100 patient years exposed to insulin glargine, corresponding to a statistically significant 36% reduction with Tresiba® compared to insulin glargine.

Finally, superiority was demonstrated for the confirmatory secondary endpoint of proportions of people experiencing severe hypoglycaemia during the maintenance period. The proportion of patients experiencing severe hypoglycaemia was 10% for Tresiba® and 17% for insulin glargine, corresponding to a statistically significantly lower risk with Tresiba® compared to insulin glargine. The rates of severe hypoglycaemia were

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Financial report for the period 1 January 2016 to 31 March 2016	Page 15 of 30

69 and 92 events per 100 patient years exposed, respectively, corresponding to a statistically significant 35% reduction.

All of the above analyses showed similar results for the total treatment period.

In the trial, Tresiba® appeared to have a safe and well-tolerated profile. Adverse events were comparable between the two treatment arms. The most common adverse events were nasopharyngitis, upper respiratory tract infections and hypoglycaemia.

Semaglutide significantly reduces the risk of major adverse cardiovascular events in the SUSTAIN 6 trial

On 28 April, Novo Nordisk announced the top-line results from the sixth and last global phase 3a trial, SUSTAIN 6, for semaglutide; a new GLP-1 analogue, which is administered subcutaneously once weekly in the SUSTAIN trials. This double-blinded trial investigated the long-term cardiovascular and other safety outcomes of 0.5 mg and 1.0 mg semaglutide compared with placebo, both in addition to standard-of-care. In the trial, approximately 3,300 people with type 2 diabetes were treated for 104 weeks.

The trial achieved its primary endpoint of showing non-inferiority of major cardiovascular events (MACE) with semaglutide compared with placebo, as well as a statistically significant reduction in cardiovascular risk. In the trial, around 250 MACE were accrued. The primary endpoint of the study was defined as the composite outcome of the first occurrence of cardiovascular death, non-fatal myocardial infarction or non- fatal stroke. The safety profile of semaglutide in SUSTAIN 6 was as expected and consistent with previous semaglutide clinical studies.

Novo Nordisk expects to file semaglutide for regulatory review in the US and EU in the fourth quarter of 2016.

Novo Nordisk successfully completes the SUSTAIN 5 trial comparing once-weekly subcutaneous administration of the GLP-1 analogue semaglutide (NN9535) with placebo as add-on to basal insulin treatment

In February 2016, Novo Nordisk announced the headline results from the fifth phase 3a trial for semaglutide, SUSTAIN 5. The double-blinded trial investigated the efficacy and safety of 0.5 mg and 1.0 mg semaglutide compared with placebo as add-on to basal insulin alone or basal insulin in combination with metformin, after 30 weeks of treatment in 397 people with type 2 diabetes.

The trial successfully achieved its objective by demonstrating that people treated with 0.5 mg or 1.0 mg semaglutide achieved a statistically significant and superior improvement in HbA1c of 1.4% and 1.8% respectively, from a mean baseline HbA1c of 8.4%, compared with an improvement in HbA1c of 0.1% with placebo. Additionally, the end of trial insulin dose for people treated with 0.5 mg and 1.0 mg semaglutide was reduced by 10% and 15%, respectively, compared with 3% for the placebo group.

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Company announcement No 34 / 2016

Financial report for the period 1 January 2016 to 31 March 2016	Page 16 of 30

61% of the people treated with 0.5 mg semaglutide and 79% of the people treated with 1.0 mg semaglutide achieved the treatment target of HbA1c below 7% set by the American Diabetes Association (ADA) and the European Association for the Study of Diabetes (EASD), compared with 11% of the people treated with placebo.

From a mean baseline body weight of 92 kg, people treated with 0.5 mg and 1.0 mg semaglutide experienced a statistically significant and superior weight loss of 3.7 kg and 6.4 kg respectively, compared with a weight loss of 1.4 kg for people treated with placebo.

In the trial, semaglutide appeared to have a safe and well-tolerated profile. The most common adverse event was nausea. Nausea was reported by 11% of the people treated with 0.5 mg semaglutide and by 17% of the people treated with 1.0 mg semaglutide, compared with 5% of people treated with placebo. Severe or blood glucose-confirmed symptomatic hypoglycaemia was experienced by 8% and 11% of people treated with 0.5 mg or 1.0 mg once-weekly semaglutide respectively, compared with 5% in the placebo group. The discontinuation rate due to adverse events was 5% and 6% for people treated with 0.5 mg semaglutide and 1.0 mg semaglutide respectively, compared to 1% for people treated with placebo.

Results from the SUSTAIN Japan Monotherapy comparing once-weekly subcutaneous administration of the GLP-1 analogue semaglutide (NN9535) with sitagliptin

In March 2016, Novo Nordisk completed the SUSTAIN Japan trial investigating the safety and efficacy of 0.5 mg and 1.0 mg semaglutide given once-weekly as monotherapy during 30 weeks of treatment compared with sitagliptin 100 mg once-daily in 308 Japanese people with type 2 diabetes previously on diet and exercise or discontinuing OAD monotherapy. From a mean baseline, HbA1c of 8.1%, people treated once-weekly with doses of 0.5 mg and 1.0 mg semaglutide achieved statistically significant improvements in HbA1c of 1.9% and 2.2% respectively, compared to 0.7% with sitagliptin after 30 weeks of treatment.

Furthermore, from a mean baseline body weight of 69.3 kg, people treated with 0.5 mg and 1.0 mg semaglutide experienced statistically significant weight loss of 2.2 kg and 3.9 kg respectively, compared with no change in body weight with sitagliptin. In the trial, semaglutide appeared to have a safe and well-tolerated profile. Adverse events were more frequently reported with both doses of semaglutide than with sitagliptin, primarily driven by gastrointestinal events. The discontinuation rates due to all adverse events for 0.5 mg and 1.0 mg semaglutide were 3% and 11%, primarily driven by gastrointestinal events, compared to a discontinuation rate of 2% for sitagliptin.

FDA schedules advisory committee meeting for IDegLira (NN9068)

In March 2016, the US Food and Drug Administration (FDA) announced that an FDA Advisory Committee meeting is scheduled to be held on 24 May 2016 to discuss the New Drug Application (NDA) of IDegLira, the once-daily single-injection combination of insulin degludec (Tresiba®) and liraglutide (Victoza®). The NDA was submitted to FDA in September 2015.

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Company announcement No 34 / 2016

Financial report for the period 1 January 2016 to 31 March 2016	Page 17 of 30

Oral semaglutide (NN9924) initiates the first phase 3a trial as planned

In February 2016, Novo Nordisk initiated the first phase 3a trial PIONEER 3 with oral semaglutide, an oral formulation of Novo Nordisk’s long-acting GLP-1 analogue semaglutide using the Emisphere Eligen® SNAC enhancer technology. The randomised, double-blinded, double-dummy trial will evaluate the safety and efficacy of daily administration of oral semaglutide compared to sitagliptin after 18 months of treatment in around 1,800 people with type 2 diabetes. The trial is expected to be completed in 2018. Novo Nordisk plans to initiate all phase 3a PIONEER trials, the global clinical development programme for oral semaglutide, during 2016 and 2017.

GROWTH DISORDERS

Positive results from phase 3a trial with long-acting growth hormone (somapacitan) for treatment of Adult Growth Hormone Deficiency (AGHD).

In March 2016, Novo Nordisk completed REAL 2, the first phase 3a trial with the long- acting recombinant growth hormone, somapacitan (NN8640). REAL 2 was a 26-week trial and enrolled 86 previously human growth hormone-treated adults with growth hormone deficiency. The trial was conducted as an active controlled trial with the objective to compare the safety of once-weekly-dosed somapacitan with daily dosed Norditropin® with the primary endpoint being adverse events including injection site reactions and antibodies against somapacitan.

Somapacitan appeared to have a safe and well-tolerated profile. No safety issues were identified and no anti-somapacitan antibodies were detected. Statistical significant difference between once-weekly administrations of somapacitan being more convenient than once-daily dosing of growth hormone was demonstrated, while no statistical significant difference in effectiveness and global satisfaction scores were observed. The IGF-1 (insulin-like-growth factor 1) profile was maintained throughout the trial in both arms supporting a once-weekly dosing with somapacitan.

Novo Nordisk is currently recruiting for the REAL 1 pivotal safety and efficacy trial for adults who are growth hormone deficient (GHD) and naïve to growth hormone treatment. Furthermore, Novo Nordisk has initiated the phase 2 trial (REAL 3) in GHD paediatrics. Both trials are with the new long-acting somapacitan growth hormone. Novo Nordisk has initiated the construction of a new commercial manufacturing facility at its US New Hampshire site intended to produce somapacitan.

SUSTAINABILITY UPDATE

The number of employees in Novo Nordisk increased 6.5% adjusted for the NNIT divestment

The number of full-time equivalent employees at the end of the first quarter of 2016 increased by 0.2% to 41,571 compared with 12 months. Adjusted for the impact of the divestment of NNIT, the number of employees in Novo Nordisk grew by 6.5% compared with the first quarter of 2015. The growth is primarily driven by expansion within International Operations and in Denmark, primarily within Research & Development and Product Supply.

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Company announcement No 34 / 2016

Financial report for the period 1 January 2016 to 31 March 2016	Page 18 of 30

Johannesburg joins Cities Changing Diabetes

As the first African city, Johannesburg has joined the global Cities Changing Diabetes partnership programme, initiated by Novo Nordisk and developed in partnership with University College London, Steno Diabetes Center and local partners with expertise in diabetes, health and urban development. The programme is a response to the rise of urban diabetes (type 2 diabetes in cities) and it aims to map the problem, share solutions and drive concrete action to fight the diabetes challenge in big cities around the world. In Johannesburg, the largest city in South Africa, diabetes represents a significant public health challenge. With this addition, the programme now encompasses six cities across four continents. Initial findings show that diabetes vulnerability in cities is linked to a complex mix of social and cultural factors that put people at greater risk of developing type 2 diabetes and make them less likely to be diagnosed, receive treatment and maintain good health.

EQUITY

Total equity was DKK 37,284 million at the end of the first quarter of 2016, equivalent to 45.3% of total assets, compared with 41.5% at the end of the first quarter of 2015. Please refer to appendix 5 for further elaboration of changes in equity.

Reduction in share capital

At the Annual General Meeting of Novo Nordisk A/S, held on 18 March 2016, a 1.92% reduction in the total share capital was approved. The reduction was implemented by a cancellation of 50,000,000 treasury B shares of DKK 0.20 at a nominal value of DKK 10,000,000. After the legal implementation of the share capital reduction on 18 April 2016, Novo Nordisk’s share capital now amounts to DKK 510,000,000 divided into an A share capital of DKK 107,487,200 and a B share capital of DKK 402,512,800.

2016 share repurchase programme

On 3 February 2016, Novo Nordisk announced a share repurchase programme of up to DKK 3.3 billion to be executed from 3 February to 27 April 2016, as part of an overall 2016 programme of up to DKK 14 billion to be executed during a 12-month period. The purpose of the programme is to reduce the company’s share capital. Under the programme, announced 3 February 2016, Novo Nordisk has repurchased 9,246,000 B shares for an amount of DKK 3.3 billion in the period from 3 February to 27 April 2016. The programme was concluded on 27 April 2016.

As of 28 April 2016, Novo Nordisk A/S and its wholly-owned affiliates owned 11,404,645 of its own B shares, corresponding to 0.4% of the total share capital.

The execution of Novo Nordisk’s 2016 share repurchase programme of up to DKK 14 billion to be executed during a 12-month period beginning 3 February 2016 continues, and a new share repurchase programme has been initiated in accordance with the provisions of the European Commission’s regulation No 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules. For that purpose, Novo Nordisk has

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Company announcement No 34 / 2016

Financial report for the period 1 January 2016 to 31 March 2016	Page 19 of 30

appointed Nordea Bank Danmark A/S as lead manager to execute the programme independently and without influence from Novo Nordisk. The purpose of the programme is to reduce the company's share capital. Under the agreement, Nordea Bank Danmark A/S will repurchase shares on behalf of Novo Nordisk for an amount of up to DKK 3.5 billion during the trading period starting today, 29 April and ending on 3 August 2016. A maximum of 551,531 shares can be bought during one single trading day, equal to 20% of the average daily trading volume of Novo Nordisk B shares on Nasdaq Copenhagen during the month of March 2016, and a maximum of 36,401,046 shares in total can be bought during the trading period. At least once every seven trading days, Novo Nordisk will issue an announcement in respect of the transactions made under the repurchase programme.

In addition to the agreement with Nordea Bank Danmark A/S of repurchasing shares for an amount of up to DKK 3.5 billion, Novo Nordisk expects to purchase B-shares from employees on 29 April 2016 for approximately DKK 0.3 billion. The purchase is related to a 2013 employee share programme for employees outside Denmark. Novo Nordisk will purchase the shares at the average trading price of Novo Nordisk B shares on NASDAQ Copenhagen on 29 April 2016. The repurchase of shares in this transaction is not part of the Safe Harbour programme, but is part of the overall DKK 14 billion share repurchase programme.

LEGAL MATTERS

Product liability lawsuits related to Victoza®

As of 25 April 2016, Novo Nordisk, along with the majority of incretin-based product manufacturers in the US, is a defendant in product liability lawsuits related to use of incretin-based medications. To date, 207 plaintiffs have named Novo Nordisk in product liability lawsuits, predominantly claiming damages for pancreatic cancer that allegedly developed as a result of using Victoza® and other GLP-1/DPP-IV products. 141 of the Novo Nordisk plaintiffs have also named other defendants in their lawsuits. Most Novo Nordisk plaintiffs have filed suit in California federal and state courts.

In November 2015, the California federal and state courts overseeing the vast majority of cases in the incretin-based products liability litigation issued an order granting the defendants’ motion for summary judgment on federal pre-emption in all pancreatic cancer cases before those courts as of mid-Q4 2015. As a result of these rulings, 182 of the pancreatic cancer claims naming Novo Nordisk have been or will be dismissed, and an additional 20 pancreatic cancer claims will be stayed pending the outcome of an appeal. Currently, Novo Nordisk does not have any individual trials scheduled in 2016. Novo Nordisk does not expect the pending claims to have a material impact on its financial position, operating profit and cash flow.

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Company announcement No 34 / 2016

Financial report for the period 1 January 2016 to 31 March 2016	Page 20 of 30

NovoSeven® Civil Investigative Demands

Novo Nordisk has received two Civil Investigative Demands (CIDs, a type of civil subpoena) from the Washington State Attorney General and the United States Department of Justice. The CIDs broadly relate to Novo Nordisk’s haemophilia-related promotional and marketing efforts in the US, including patient support programmes. Novo Nordisk is fully cooperating with the authorities in this investigation.

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Company announcement No 34 / 2016

Financial report for the period 1 January 2016 to 31 March 2016	Page 21 of 30

FORWARD-LOOKING STATEMENTS

Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s Annual Report 2015 and Form 20-F, both filed with the SEC in February 2016, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•	statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto
•	statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, financial items (net) and other financial measures
•	statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings
•	statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook’, ‘Research and Development update’, Equity’ and ‘Legal matters’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees, and failure to maintain a culture of compliance.

Please also refer to the overview of risk factors in ‘Managing risks’ on pp 42–43 of the Annual Report 2015 available on novonordisk.com.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

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Company announcement No 34 / 2016

Financial report for the period 1 January 2016 to 31 March 2016	Page 22 of 30

MANAGEMENT STATEMENT

The Board of Directors and Executive Management have reviewed and approved the financial report of Novo Nordisk A/S for the first quarter of 2016. The financial report has not been audited or reviewed by the company’s independent auditors.

The financial report for the first quarter of 2016 has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and accounting policies set out in the Annual Report 2015 of Novo Nordisk, amended with accounting policy regarding associated companies. Furthermore, the financial report for the first quarter of 2016 and Management’s Review are prepared in accordance with additional Danish disclosure requirements for interim reports of listed companies.

In our opinion, the accounting policies used are appropriate and the overall presentation of the financial report for the first quarter of 2016 is adequate. Furthermore, in our opinion, Management’s Review includes a true and fair account of the development in the operations and financial circumstances, of the results for the period and of the financial position of the Group as well as a description of the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Besides what has been disclosed in the quarterly financial report, no changes in the Group’s most significant risks and uncertainties have occurred relative to what was disclosed in the consolidated annual report for 2015.

Bagsværd, 29 April 2016

Executive Management:

Lars Rebien Sørensen	Jesper Brandgaard	Lars Fruergaard Jørgensen
President and CEO	CFO

Jakob Riis	Mads Krogsgaard Thomsen

Board of Directors:

Göran Ando	Jeppe Christiansen	Bruno Angelici
Chairman	Vice chairman

Brian Daniels	Sylvie Grégoire	Liz Hewitt

Liselotte Hyveled	Anne Marie Kverneland	Søren Thuesen Pedersen

Stig Strøbæk	Mary Szela

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Company announcement No 34 / 2016

Financial report for the period 1 January 2016 to 31 March 2016	Page 23 of 30

FINANCIAL INFORMATION

APPENDIX 1: QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).

	2016	2015				% change Q1 2016 vs
	Q1	Q4	Q3	Q2	Q1	Q1 2015
Net sales	27,212	28,876	26,792	27,059	25,200	8%
Gross profit	22,978	24,268	22,945	23,200	21,326	8%
Gross margin	84.4%	84.0%	85.6%	85.7%	84.6%
Sales and distribution costs	6,741	8,039	6,951	7,175	6,147	10%
Percentage of sales	24.8%	27.8%	25.9%	26.5%	24.4%
Research and development costs	3,304	4,034	3,289	3,035	3,250	2%
Percentage of sales	12.1%	14.0%	12.3%	11.2%	12.9%
Administrative costs	908	1,164	952	887	854	6%
Percentage of sales	3.3%	4.0%	3.6%	3.3%	3.4%
Other operating income, net	284	94	227	379	2,782	N/A
- Non-recurring income from the partial divestment of NNIT A/S	-	-	-	-	2,376	N/A
Operating profit	12,309	11,125	11,980	12,482	13,857	(11%)
Operating margin	45.2%	38.5%	44.7%	46.1%	55.0%
Financial income	23	18	9	(227)	285	(92%)
Financial expenses	379	829	1,853	1,707	1,657	(77%)
Financial items (net)	(356)	(811)	(1,844)	(1,934)	(1,372)	(74%)
Profit before income taxes	11,953	10,314	10,136	10,548	12,485	(4%)
Income taxes	2,498	2,056	1,753	2,205	2,609	(4%)
Net profit	9,455	8,258	8,383	8,343	9,876	(4%)
Depreciation, amortisation and impairment losses	624	1,015	633	648	663	(6%)
Capital expenditure	1,091	2,181	1,246	1,018	764	43%
Net cash generated from operating activities	7,475	10,119	12,088	11,974	4,106	82%
Free cash flow	6,359	6,942	10,807	10,830	5,643	13%
Total assets	82,368	91,799	85,195	81,313	77,457	6%
Total equity	37,284	46,969	43,109	39,111	32,108	16%
Equity ratio	45.3%	51.2%	50.6%	48.1%	41.5%
Full-time equivalent employees end of period	41,571	40,638	40,261	39,658	39,062	6%
Basic earnings per share/ADR (in DKK)	3.72	3.25	3.27	3.24	3.80	(2%)
Diluted earnings per share/ADR (in DKK)	3.71	3.24	3.26	3.23	3.79	(2%)
Average number of shares outstanding (million)	2,544.3	2,553.2	2,565.9	2,578.1	2,596.7	(2%)
Average number of diluted shares outstanding (million)	2,550.1	2,559.7	2.571.8	2,584.1	2,604.2	(2%)
Sales by business segment:
New-generation insulin	626	461	376	330	271	131%
Modern insulin (insulin analogues)	11,715	13,562	12,500	12,604	11,498	2%
Human insulin	2,725	2,778	2,772	2,784	2,897	(6%)
Victoza®	4,591	4,904	4,680	4,486	3,957	16%
Other diabetes and obesity care	1,374	1,237	1,223	1,075	1,195	15%
Diabetes and obesity care total	21,031	22,942	21,551	21,279	19,818	6%
Haemophilia	2,836	2,785	2,371	2,757	2,734	4%
Norditropin®	2,407	2,065	1,842	2,083	1,830	32%
Other biopharmaceuticals	938	1,084	1,028	940	818	15%
Biopharmaceuticals total	6,181	5,934	5,241	5,780	5,382	15%
Sales by geographic segment:
USA	13,730	15,169	13,939	13,820	12,011	14%
Europe	5,016	5,399	5,200	5,222	4,977	1%
International Operations	3,516	3,681	3,111	3,596	3,423	3%
Region China	2,875	2,325	2,415	2,284	2,847	1%
Pacific	2,075	2,302	2,127	2,137	1,942	7%
Segment operating profit:
Diabetes and obesity care	8,424	8,153	9,085	8,713	7,950	6%
Biopharmaceuticals	3,885	2,972	2,895	3,769	3,531	10%
Income from the initial public offering of NNIT A/S (unallocated to segments)	-	-	-	-	2,376	N/A

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Company announcement No 34 / 2016

Financial report for the period 1 January 2016 to 31 March 2016	Page 24 of 30

APPENDIX 2: INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

DKK million	Q1 2016	Q1 2015

Income statement

Net sales	27,212	25,200
Cost of goods sold	4,234	3,874
Gross profit	22,978	21,326

Sales and distribution costs	6,741	6,147
Research and development costs	3,304	3,250
Administrative costs	908	854
Other operating income, net	284	2,782
- Non-recurring income from the partial divestment of NNIT A/S	-	2,376
Operating profit	12,309	13,857

Financial income	23	285
Financial expenses	379	1,657
Profit before income taxes	11,953	12,485

Income taxes	2,498	2,609
NET PROFIT	9,455	9,876

Basic earnings per share (DKK)	3.72	3.80
Diluted earnings per share (DKK)	3.71	3.79

Segment Information

Segment sales:
Diabetes and obesity care	21,031	19,818
Biopharmaceuticals	6,181	5,382

Segment operating profit:
Diabetes and obesity care	8,424	7,950
Operating margin	40.1%	40.1%
Biopharmaceuticals	3,885	3,531
Operating margin	62.9%	65.6%
Income from the initial public offering of NNIT A/S (unallocated to segments)	-	2,376

Total segment operating profit	12,309	13,857

Statement of comprehensive income

Net profit for the period	9,455	9,876

Other comprehensive income

Exchange rate adjustments of investments in subsidiaries	15	(338)
Cash flow hedges, realisation of previously deferred (gains)/losses	364	980
Cash flow hedges, deferred gains/(losses) incurred during the period	1,334	(3,377)
Other items	(166)	118
Items that will be reclassified subsequently to the Income statement, when specific conditions are met	1,547	(2,617)

Remeasurements on defined benefit plans	(95)	(162)
Items that will not subsequently be reclassified to the Income statement	(95)	(162)

Other comprehensive income before tax	1,452	(2,779)

Tax on other comprehensive income, income/(expense)	(484)	920
Other comprehensive income for the period, net of tax	968	(1,859)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	10,423	8,017

Financial	Outlook	R&D	Sustainability	Equity	Legal	Financial
Performance						Information

Company announcement No 34 / 2016

Financial report for the period 1 January 2016 to 31 March 2016	Page 25 of 30

APPENDIX 3: BALANCE SHEET

DKK million	31 Mar 2016	31 Dec 2015

ASSETS

Intangible assets	2,157	2,158
Property, plant and equipment	25,863	25,545
Investment in associated company	796	811
Deferred income tax assets	6,009	6,806
Other financial assets	1,162	1,339
TOTAL NON-CURRENT ASSETS	35,987	36,659

Inventories	12,995	12,758
Trade receivables	16,502	15,485
Tax receivables	3,990	3,871
Other receivables and prepayments	2,627	2,257
Marketable securities	4,032	3,542
Derivative financial instruments	1,417	304
Cash at bank and on hand	4,818	16,923
TOTAL CURRENT ASSETS	46,381	55,140

TOTAL ASSETS	82,368	91,799

EQUITY AND LIABILITIES

Share capital	520	520
Treasury shares	(12)	(10)
Retained earnings	36,070	46,816
Other reserves	706	(357)
TOTAL EQUITY	37,284	46,969

Deferred income tax liabilities	13	6
Retirement benefit obligations	1,281	1,186
Provisions	2,716	2,765
Total non-current liabilities	4,010	3,957

Current debt	406	1,073
Trade payables	3,740	4,927
Tax payables	4,861	3,777
Other liabilities	15,092	12,655
Derivative financial instruments	411	1,382
Provisions	16,564	17,059
Total current liabilities	41,074	40,873

TOTAL LIABILITIES	45,084	44,830

TOTAL EQUITY AND LIABILITIES	82,368	91,799

Financial	Outlook	R&D	Sustainability	Equity	Legal	Financial
Performance						Information

Company announcement No 34 / 2016

Financial report for the period 1 January 2016 to 31 March 2016	Page 26 of 30

APPENDIX 4: STATEMENT OF CASH FLOWS

DKK million	Q1 2016	Q1 2015
Net profit	9,455	9,876

Adjustment for non-cash items:
Income taxes in the Income Statement	2,498	2,609
Depreciation, amortisation and impairment losses	624	663
NNIT non-recurring income included in 'other operating income'	-	(2,526)
Other non-cash items	1	2,319
Change in working capital	(3,546)	(2,864)
Interest received	14	22
Interest paid	(24)	(11)
Income taxes paid	(1,547)	(5,982)
Net cash generated from operating activities	7,475	4,106

Proceeds from the partial divestment of NNIT A/S	-	2,303
Purchase of intangible assets	(50)	(30)
Proceeds from sale of property, plant and equipment	-	3
Purchase of property, plant and equipment	(1,091)	(767)
Proceeds from other financial assets	-	28
Sale of marketable securities	-	305
Purchase of marketable securities	(490)	-
Dividend recieved from associated company	25	-
Net cash used in investing activities	(1,606)	1,842

Purchase of treasury shares, net	(3,755)	(3,799)
Dividends paid	(16,230)	(12,905)
Withheld dividend tax	2,811	2,340
Net cash used in financing activities	(17,174)	(14,364)

NET CASH GENERATED FROM ACTIVITIES	(11,305)	(8,416)

Cash and cash equivalents at the beginning of the year	15,850	13,676
Exchange gain/(loss) on cash and cash equivalents	(133)	130
Cash and cash equivalents at the end of the period	4,412	5,390

Financial	Outlook	R&D	Sustainability	Equity	Legal	Financial
Performance						Information

Company announcement No 34 / 2016

Financial report for the period 1 January 2016 to 31 March 2016	Page 27 of 30

APPENDIX 5: STATEMENT OF CHANGES IN EQUITY

				Other reserves
DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust- ments	Cash flow hedges	Tax and other adjust- ments	Total other reserves	Total

Q1 2016

Balance at the beginning of the period	520	(10)	46,816	(917)	(686)	1,246	(357)	46,969
Net profit for the period			9,455					9,455
Other comprehensive income for the year			(95)	15	1,698	(650)	1,063	968
Total comprehensive income for the period			9,360	15	1,698	(650)	1,063	10,423

Transactions with owners:
Dividends			(16,230)					(16,230)
Share-based payments			101					101
Tax credit related to restricted stock units			(224)					(224)
Purchase of treasury shares		(2)	(3,753)					(3,755)
Balance at the end of the period	520	(12)	36,070	(902)	1,012	596	706	37,284

				Other reserves
DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjust- ments	Cash flow hedges	Tax and other adjust- ments	Total other reserves	Total

Q1 2015

Balance at the beginning of the period	530	(11)	41,277	(248)	(2,221)	967	(1,502)	40,294
Net profit for the period			9,876					9,876
Other comprehensive income for the year			(162)	(338)	(2,397)	1,038	(1,697)	(1,859)
Total comprehensive income for the period			9,714	(338)	(2,397)	1,038	(1,697)	8,017

Transactions with owners:
Dividends			(12,905)					(12,905)
Share-based payments			95					95
Tax credit related to restricted stock units			406					406
Purchase of treasury shares		(3)	(3,829)					(3,832)
Sale of treasury shares		1	32					33
Balance at the end of the period	530	(13)	34,790	(586)	(4,618)	2,005	(3,199)	32,108

Financial	Outlook	R&D	Sustainability	Equity	Legal	Financial
Performance						Information

Company announcement No 34 / 2016

Financial report for the period 1 January 2016 to 31 March 2016	Page 28 of 30

APPENDIX 6: REGIONAL SALES SPLIT

Q1 2016 sales split per region

DKK million	Total	USA	Europe	Inter- national Operations	Region China	Pacific

The diabetes and obesity care segment
New generation insulin	626	200	169	114	-	143
% change in local currencies	136%	-	52%	142%	-	33%
Modern insulin	11,715	6,266	2,157	1,305	1,288	699
% change in local currencies	3%	1%	(3%)	16%	11%	(3%)
NovoRapid ®	4,628	2,532	987	471	264	374
% change in local currencies	(1%)	(7%)	0%	28%	18%	2%
NovoMix ®	2,698	563	503	544	887	201
% change in local currencies	1%	(8%)	(6%)	8%	8%	(7%)
Levemir ®	4,389	3,171	667	290	137	124
% change in local currencies	9%	11%	(3%)	12%	27%	(6%)
Human insulin	2,725	384	501	762	947	131
% change in local currencies	(3%)	(16%)	1%	7%	(6%)	(13%)
Victoza®	4,591	3,185	832	265	65	244
% change in local currencies	15%	16%	4%	29%	14%	26%
Other diabetes and obesity care	1,374	418	161	114	514	167
% change in local currencies	16%	122%	(10%)	(29%)	1%	27%
Diabetes and obesity care total	21,031	10,453	3,820	2,560	2,814	1,384
% change in local currencies	7%	9%	0%	14%	3%	6%

The biopharmaceuticals segment
Haemophilia	2,836	1,208	633	686	56	253
% change in local currencies	4%	(7%)	14%	15%	(7%)	11%
Norditropin®	2,407	1,420	404	240	4	339
% change in local currencies	32%	60%	(3%)	33%	0%	4%
Other biopharmaceuticals	938	649	159	30	1	99
% change in local currencies	15%	24%	(5%)	(10%)	(50%)	12%
Biopharmaceuticals total	6,181	3,277	1,196	956	61	691
% change in local currencies	15%	21%	5%	19%	(8%)	8%

Total sales	27,212	13,730	5,016	3,516	2,875	2,075
% change in local currencies	9%	12%	1%	15%	3%	7%
% change as reported	8%	14%	1%	3%	1%	7%
Share of growth	100%	64%	3%	23%	4%	6%

Financial	Outlook	R&D	Sustainability	Equity	Legal	Financial
Performance						Information

Company announcement No 34 / 2016

Financial report for the period 1 January 2016 to 31 March 2016	Page 29 of 30

APPENDIX 7: KEY CURRENCY ASSUMPTIONS

DKK per 100	2014 average exchange rates	2015 average exchange rates	YTD 2016 average exchange rates as of 26 April 2016	Current exchange rates as of 26 April 2016
USD	562	673	673	659
CNY	91.2	107.0	103.0	101.5
JPY	5.32	5.56	5.90	5.93
GBP	925	1,028	962	960
CAD	509	526	496	521

Financial	Outlook	R&D	Sustainability	Equity	Legal	Financial
Performance						Information

Company announcement No 34 / 2016

Financial report for the period 1 January 2016 to 31 March 2016	Page 30 of 30

APPENDIX 8: QUARTERLY NUMBERS IN USD (ADDITIONAL INFORMATION)

Key figures are translated into USD as additional information - the translation is based on the average exchange rate for income statement and the exchange rate at the balance sheet date for balance sheet items. The specified percent changes in DKK are based on the changes in the 'Quarterly numbers in DKK', see appendix 1. The specified percentage changes in USD is calculated as a development in USD numbers in this appendix.

(Amounts in USD million, except full-time equivalent employees, earnings per share and number of shares outstanding).

	2016	2015				% change Q1 2016 vs	% change Q1 2016 vs
	Q1	Q4	Q3	Q2	Q1	Q1 2015 in USD	Q1 2015
Net sales	4,017	4,240	3,991	4,004	3,808	5%	8%
Gross profit	3,392	3,562	3,418	3,434	3,222	5%	8%
Gross margin	84.4%	84.0%	85.6%	85.7%	84.6%
Sales and distribution costs	995	1,181	1,035	1,064	928	7%	10%
Percentage of sales	24.8%	27.8%	25.9%	26.5%	24.4%
Research and development costs	488	593	491	448	491	(1%)	2%
Percentage of sales	12.1%	14.0%	12.3%	11.2%	12.9%
Administrative costs	134	171	142	131	129	4%	6%
Percentage of sales	3.3%	4.0%	3.6%	3.3%	3.4%
Other operating income, net	42	12	34	52	420	N/A	N/A
- Non-recurring income from the partial divestment of NNIT A/S	-	-	-	-	359	N/A	N/A
Operating profit	1,817	1,629	1,784	1,843	2,094	(13%)	(11%)
Operating margin	45.2%	38.5%	44.7%	46.1%	55.0%
Financial income	3	3	1	(34)	43	(93%)	(92%)
Financial expenses	55	121	276	252	251	(78%)	(77%)
Financial items (net)	(52)	(118)	(275)	(286)	(208)	(75%)	(74%)
Profit before income taxes	1,765	1,511	1,509	1,557	1,886	(6%)	(4%)
Income taxes	369	301	260	326	394	(6%)	(4%)
Net profit	1,396	1,210	1,249	1,231	1,492	(6%)	(4%)
Depreciation, amortisation and impairment losses	92	150	94	96	100	(8%)	(6%)
Capital expenditure	161	322	186	151	115	40%	43%
Net cash generated from operating activities	1,104	1,485	1,802	1,784	620	78%	82%
Free cash flow	939	1,014	1,611	1,609	853	10%	13%
Total assets	12,585	13,441	12,794	12,195	11,157	13%	6%
Total equity	5,697	6,877	6,474	5,866	4,625	23%	16%
Equity ratio	45.3%	51.2%	50.6%	48.1%	41.5%
Full-time equivalent employees end of period	41,571	40,638	40,261	39,658	39,062	6%	6%
Basic earnings per share/ADR (in USD)	0.55	0.48	0.49	0.48	0.57	(4%)	(2%)
Diluted earnings per share/ADR (in USD)	0.55	0.48	0.48	0.48	0.57	(4%)	(2%)
Average number of shares outstanding (million)	2,544.3	2,553.2	2,565.9	2,578.1	2,596.7	(2%)	(2%)
Average number of diluted shares outstanding (million)	2,550.1	2,559.7	2,571.8	2,584.1	2,604.2	(2%)	(2%)
Sales by business segment:
New-generation insulin	92	68	56	49	41	124%	131%
Modern insulin (insulin analogues)	1,730	1,992	1,862	1,867	1,736	0%	2%
Human insulin	402	407	413	411	438	(8%)	(6%)
Victoza®	678	721	697	664	598	13%	16%
Other diabetes and obesity care	203	181	183	158	181	12%	15%
Diabetes and obesity care total	3,105	3,369	3,211	3,149	2,994	4%	6%
Haemophilia	419	409	353	408	413	1%	4%
Norditropin®	355	303	274	308	277	28%	32%
Other biopharmaceuticals	138	159	153	139	124	11%	15%
Biopharmaceuticals total	912	871	780	855	814	12%	15%
Sales by geographic segment:
USA	2,027	2,230	2,076	2,045	1,816	12%	14%
Europe	741	792	774	773	752	(1%)	1%
International Operations	519	540	464	532	517	0%	3%
Region China	424	340	360	337	430	(1%)	1%
Pacific	306	338	317	317	293	4%	7%
Segment operating profit:
Diabetes and obesity care	1,243	1,194	1,353	1,290	1,201	3%	6%
Biopharmaceuticals	574	435	431	557	534	7%	10%
Income from the initial public offering of NNIT A/S (unallocated to segments)	-	-	-	-	359	N/A	N/A

Financial	Outlook	R&D	Sustainability	Equity	Legal	Financial
Performance						Information

Company announcement No 34 / 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: April 29, 2016	NOVO NORDISK A/S Lars Rebien Sørensen, Chief Executive Officer